Exhibit 12

UNISYS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

($ in millions)

	Years Ended December 31
	2005	2004	2003	2002	2001
Fixed charges
Interest expense	$64.7	$69.0	$69.6	$66.5	$70.0
Interest capitalized during the period	15.0	16.3	14.5	13.9	11.8
Amortization of debt issuance expenses	3.4	3.5	3.8	2.6	2.7
Portion of rental expense representative of interest	60.9	61.6	55.2	53.0	53.9

Total Fixed Charges	144.0	150.4	143.1	136.0	138.4

Earnings
Income (loss) from continuing operations before income taxes	(170.9)	(76.0)	380.5	332.8	(73.0)
Add (deduct) the following:
Share of loss (income) of associated companies	(7.2)	(14.0)	16.2	14.2	(8.6)
Amortization of capitalized interest	12.9	11.7	10.2	8.8	5.4

Subtotal	(165.2)	(78.3)	374.5	355.8	(76.2)

Fixed charges per above	144.0	150.4	143.1	136.0	138.4
Less interest capitalized during the period	(15.0)	(16.3)	(14.5)	(13.9)	(11.8)

Total earnings	$(36.2)	$55.8	$503.1	$477.9	$50.4

Ratio of earnings to fixed charges	*	*	3.52	3.51	*

*	Earnings for the years ended December 31, 2005, 2004 and 2001 were inadequate to cover fixed charges by $180.2 million, $94.6 million and $88.0 million, respectively.